FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 April 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the "Company")

Disclosures pursuant to section 430 (2B) of the Companies Act 2006

Sir Andrew Witty & Dr Moncef Slaoui

The following information is provided in accordance with section 430(2B) of the Companies Act 2006, with regard to Sir Andrew Witty and Dr Moncef Slaoui who stood down from the Board on 31 March 2017.  As disclosed in the 2016 Annual Report which was published in March 2017:

·      No termination payments will be made to Sir Andrew or Dr Slaoui;

·      Due to Sir Andrew and Dr Slaoui's termination by mutual agreement, defined benefit pension arrangements and outstanding incentive awards will be treated in accordance with GSK's remuneration policy as approved by shareholders in 2014; and

·      Full disclosure of all payments to Sir Andrew and Dr Slaoui following their departure from the Board and the Company will be included in the Company's 2017 Annual Report.

Remuneration element	Summary of treatment for Sir Andrew Witty and Dr Moncef Slaoui
2017 Annual bonus	They will receive on-target bonus payments pro-rated for the proportion of the financial year worked.
2017 PSP award and DABP matching award	They will not be granted 2017 Performance Share Plan awards and no Deferred Annual Bonus Plan matching awards will be granted in respect of their 2016 bonuses.
2016 and 2015 PSP and DABP matching awards	Will vest at the normal vesting dates, subject to the achievement of performance conditions assessed at the end of the performance periods.
2016, 2015 and 2014 deferred bonuses	Awards in respect of deferred bonuses, which relate to performance in prior years, will vest at the normal vesting dates.

In addition to the above, both Sir Andrew and Dr Slaoui will be required to maintain a shareholding equal to their respective share ownership requirements for at least 12 months after leaving the Company.

From 1 April 2017 until his termination by mutual agreement on 30 June 2017, Dr Slaoui will serve as an advisor to both GSK and the Board. During this period Dr Slaoui will be subject to his existing contractual remuneration arrangements until he leaves the Company.

The above treatment of specific remuneration elements for Dr Slaoui remains subject to confirmation by GSK's Remuneration Committee at the end of June 2017 that the relevant conditions under the Company's termination by mutual agreement policy, as set out in our current remuneration policy, have been satisfied.

Ms Stacey Cartwright

As previously announced Ms Stacey Cartwright, stepped
down from the Board as a Non-Executive Director of
the Company
on 31 December 2016.
In accordance with section 430(2B) of the Companies Act 2006, the Company confirms that Ms Cartwright received payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office has been made in connection with her departure.

V A Whyte
Company Secretary
27 April 2017
With effect from 1 April 2017, the composition of the Board of GSK is as follows:

Sir Philip Hampton	Non-Executive Chairman
Ms Emma Walmsley	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Patrick Vallance	President, R&D
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

As previously announced, Emma Walmsley succeeded Sir Andrew as Chief Executive Officer on 1 April 2017.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 27, 2017

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc